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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                    GHS, INC.
                                   ----------
                                (Name of Issuer)


                                  Common Stock
                              --------------------
                         (Title of Class of Securities)


                                    361717101
                                   ----------
                                 (CUSIP Number)


                            Herbert M. Friedman, Esq.
                        Zimet, Haines, Friedman & Kaplan
                                 460 Park Avenue
                            New York, New York 10022
                                 (212) 486-1700
                                   ----------

                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)



                                  June 1, 1997
                               -------------------
            (Dates of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

                                       [ ]





Check the following box if a fee is being paid with this statement.

                                      [ ]


                                Page 1 of 6 Pages



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             CUSIP No. 361717101                          13D              Page 2 of 6 Pages
                       ---------
-----------------------------------------------                         ------------------------------------



------------------------------------------------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS:

                                                    Charles Elsener
------------------------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a)  [  ]


                                                                                                 (b)  [  ]

------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY

------------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS:
                                                          N/A
------------------------------------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
            IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):


------------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION:
                                                      Switzerland
------------------------------------------------------------------------------------------------------------
     NUMBER OF            7     SOLE VOTING POWER:
       SHARES
    BENEFICIALLY                                                     0
      OWNED BY
        EACH
     REPORTING
    PERSON WITH
                     ---------------------------------------------------------------------------------------
                          8     SHARED VOTING POWER:

                                                                     0
                     ---------------------------------------------------------------------------------------
                          9     SOLE DISPOSITIVE POWER:

                                                                     0
                     ---------------------------------------------------------------------------------------
                       10       SHARED DISPOSITIVE POWER:

                                                                     0
------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                                                           0
------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:


------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                                                         0.0%
------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON:
                                                          IND
------------------------------------------------------------------------------------------------------------




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Item 1.        Security and Issuer.

               This Amendment No. 1 (this "Amendment") to Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of GHS, Inc., a Delaware corporation ("GHS"), and amends the Schedule 13D dated July 15, 1993 (the "Original Schedule 13D") filed with the Securities and Exchange Commission (the "SEC") by Mr. Charles Elsener. This Amendment reflects certain information required to be disclosed herein pursuant to Rule 13d-2 promulgated by the SEC under the Securities Exchange Act of 1934, as amended, with respect to the disposition by Mr. Elsener of beneficial ownership of shares of the Common Stock.

               The address of the principal executive offices of GHS is 1350 Piccard Drive, Suite 360, Rockville, Maryland 20850.

Item 2.        Identity and Background.

               This statement is being filed on behalf of Charles Elsener, a citizen of Switzerland ("Mr. Elsener"). Mr. Elsener is a private investor and his principal occupation is President of Victorinox Cutlery Company, a Swiss company. The principal business address of Mr. Elsener is c/o Victorinox A.G., CH-6438, Ibach-Schwyz, Switzerland.

               During the last five years, Mr. Elsener has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

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               During the last five years, Mr. Elsener was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration.

               As reported in the Original Schedule 13D, on July 15,
1993 Mr. Elsener acquired 400,000 shares (the "Shares") of Common Stock from GHS for a total of $400,000 in cash from his personal funds.

               Pursuant to a private transaction effective June 1, 1997, Mr. Elsener transferred the Shares, together with certain other investment assets held by Mr. Elsener, to M3 Partners, LC, a Maryland limited liability company ("M3"), in exchange for a 6.7% equity interest in M3.

Item 4.  Purpose of Transaction.

               Mr. Elsener acquired the Shares in 1993 for investment purposes.

Item 5.        Interest in Securities of the Issuer.

               (a)(b) Mr. Elsener is the beneficial owner of no shares of Common Stock or any other securities of GHS. Mr.

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Elsener does not have the power to vote or direct the vote or to dispose or direct the disposition of any shares of Common Stock or any other securities of GHS.
                      (c)    Except for the transaction described in
Item 3 above, no transaction in any securities of GHS, including the Common Stock, were effected by Mr. Elsener during the past sixty days.

                   (d)    None.

                   (e) Effective June 1, 1997, Mr. Elsener ceased to be the beneficial owner of more than 5% of the issued and outstanding shares of Common Stock.


Item 6.       Contracts, Arrangements, Understandings or
              Relationships With Respect to Securities of the Issuer.

              None.

Item 7.       Material to be Filed as Exhibits.
              None.

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                                    SIGNATURE

              After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 9, 1997


                               /s/ Charles Elsener
                                   ----------------------------
                                   Charles Elsener

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